December 29, 2005
Ms. Abby Adams, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Abby Adams

Re:	The Williams Companies, Inc.
Registration Statement on Form S-4
File No. 333-129779
Filed November 17, 2005

The Williams Companies, Inc.
Schedule TO-I
File No. 005-30533
Filed November 17, 2005
VIA EDGAR
Dear Ms. Adams:
     I am writing in response to your letter dated November 30, 2005 setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form S-4 filed November 17, 2005 (File No. 333-129779) and the Schedule TO-I filed November 17, 2005 (File No. 5-30533) by The Williams Companies, Inc. (“Williams”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.
     In addition, Williams acknowledges the Staff’s comment that Williams is responsible for the accuracy and adequacy of the disclosures made. Williams hereby acknowledges that:
•	The adequacy and accuracy of the disclosure in the filing is the responsibility of Williams.

•	Williams acknowledges that Staff comment or changes in response to Staff comment in proposed disclosure in its filings do not foreclose the SEC from taking any action with respect to the filings.

•	Williams also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Expedited Assistance Requested.
     Williams requests your assistance in providing an expeditious review of its responses to the Staff’s comments. As you are aware, Williams has filed a Registration Statement on Form S-4 to offer to pay a cash premium to holders (the “Holders”) of any and all of its $299,987,000 principal amount outstanding 5.50% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”) who elect to convert the Debentures to shares of Williams’ common stock, $1.00 par value per share, which exchange offer is scheduled to expire on January 11, 2006. Williams understands that such registration statement will not be declared effective until the Staff’s comments have been resolved.
Form S-4
Cover Page
1.	Please revise the cover page to disclose, for each $50 in principal amount of debentures, the interest payable December 1 and an estimate of the interest that will accrue from December 1 until the expiration date.
     Response:
Williams has revised the cover page and page 4 of the registration statement in accordance with the Staff’s comment.
Incorporation by Reference, page i
2.	We note that you incorporate into the Form S-4 future filings that you may make prior to termination of the exchange offer. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.
     Response:
Williams confirms that the Schedule TO-I has been amended in accordance with the Staff’s comment and is being filed concurrently herewith. Williams will continue to be amend the Schedule TO-I in accordance with this comment until the expiration of the offer.
Important, page ii
3.	Please revise this page, pages 20 and 22, and similar statements throughout the document to clarify that you may not terminate the offer for any reason other than failure to satisfy one of the conditions of the offer.
     Response:

Williams has revised pages ii, 4, 20, 22 and 27 of the registration statement to make it clear that it may not terminate the offer for any reason other than failure to satisfy one of the conditions of the offer.

4.	Please revise the seventh paragraph on this page and the last paragraph on page iv to clarify your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the filing and disseminate notice of a material change in the information previously disclosed.
     Response:
Williams has revised the seventh paragraph on this page and the last paragraph on page iv of the registration statement in accordance with the Staff’s comment.
Questions and Answers About the Offer, page 19
5.	Because this is an offer for any and all outstanding debentures, please revise the fourth Q&A on page 23 to clarify under what circumstances you may not accept all debentures tendered.
     Response:
Williams has revised the disclosure in the relevant Q&A on page 23 of the registration statement to clarify that Williams will accept for conversion all Debentures validly surrendered for conversion pursuant to the offer.
Selected Historical Consolidated Financial Data, page 25
6.	Revise to disclose the book value per share as required by Item 1010(a)(4) of Regulation M-A. In addition, please revise to include all pro forma information required by Item 1010(b) of Regulation M-A or provide us your detailed analysis regarding why this information is not material. Tell us how you plan to disseminate the revised information.
     Response:
Williams has added the disclosure required by 1010(a)(4) of Regulation M-A related to book value per share on page 24 of the registration statement.

With respect to the inclusion of the pro forma information required by Item 1010(b) of Regulation M-A, Williams respectfully submits that such information is not material to Holders of the Debentures.

We understand that many (if not most) purchasers of convertible notes seek to hedge their resulting long positions in the underlying common stock by entering into short positions, and that such purchasers continually adjust those short positions in response to changes in the price of the underlying common stock. For any Holders for which this is true, it is unlikely that the pro forma information required by Regulation M-A will assist such Holder’s decision to surrender their Debentures, as they will use the common shares received in the offer to unwind their short positions.

To the extent such a hedging strategy was not utilized, we also believe this information is not material for the following reasons:
•	Holders who surrender their Debentures will receive the same amount of Williams’ common stock to which they are already contractually entitled. The conversion offer is merely attempting to induce conversion of the Debentures sooner than contractually required by offering to pay Holders the Conversion Consideration (as defined in the registration statement). Essentially, Holders are being asked to exchange the present value of interest payments on the Debentures ($2.75 per Debenture per year) for the Conversion Consideration ($6.00 per Debenture).

•	The pro forma information required by Item 1010(b) of Regulation M-A is more applicable in the acquisition context and is not relevant to current investors in Williams’ securities. Unlike an acquisition, the investment decision in Williams’ securities has already been made, and, as noted above, the Debentures will eventually be (regardless of this offer) converted into Williams’ common stock.

•	Finally, the pro forma information would only be an estimate based on certain assumptions about participation by Holders in the offer. If actual participation is materially different, such information would not have provided useful information in making the decision as to whether to surrender the Debentures and may in fact have provided misleading information.
Williams plans to file the amended registration statement, Schedule TO-I and amended exhibits thereto on EDGAR and to deliver, at no cost, to any holders who may request, by telephoning or writing Williams, a copy of the revised information. Furthermore, to ensure that Holders are aware that such documents have been amended, upon effectiveness of the registration statement, Williams will issue a press release announcing that the registration statement has been declared effective, that revised documents are available and how Holders can obtain such information.
Terms of the Offer, page 27
General, page 27
7.	Refer to the fifth and sixth paragraphs of this section. Please revise to clarify your obligation to promptly amend your filings and disseminate notice of any material change in the offer, and that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.

     Response:
Williams has revised the relevant disclosure in this section of the registration statement in accordance with the Staff’s comment.
Withdrawal of Surrendered Debentures, page 31
8.	Please clarify the withdrawal rights discussed in the second sentence of this section, where you state that “previously surrendered Debentures may be withdrawn after the Expiration Date if the Offer is terminated prior to any payment of Conversion Consideration thereunder.” This disclosure is unclear as payment cannot be made during the offer. Provide similar clarification in paragraph 2 on page 8 of the letter of transmittal. Also revise the first paragraph of this section to disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii), including the date these rights are available.
     Response:
Williams has deleted the language on pages ii, 4, 27 and 31 stating that “previously surrendered Debentures may be withdrawn after the Expiration Date if the Offer is terminated prior to any payment of Conversion Consideration thereunder” because payment cannot be made during the offer. Previously surrendered Debentures will be returned to holders if the offer is terminated. Williams has deleted similar language in paragraph 2 on page 8 of the letter of transmittal. Williams has also revised the first paragraph in this section of the registration statement to disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii), including the date these rights are available.
Conditions to the Exchange Offer, page 32
9.	Paragraphs 1(a) and 2(a) condition the offer on whether the company’s “prospects” are materially impaired. Please revise to specify or generally describe these prospects so that debenture holders will have the ability to objectively determine whether the condition has been triggered.
     Response:
Williams has deleted the term “prospects” from paragraphs 1(a) and 2(a) of this page of the registration statement.

10.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first sentence of the last paragraph of this section to delete the reference to “action or inaction by Williams.” Also revise paragraph 5(b) and 5(c) to be more specific.

Williams has deleted the reference to “action or inaction by Williams” in the first sentence of the last paragraph of this section of the registration statement. Williams has amended paragraph 5(b) to allow for objective verification of the conditions to the offer and has deleted paragraph 5(c) from this page of the registration statement.
11.	In the last paragraph you reserve the right to waive any of the conditions to the offer “at any time and from time to time.” Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals (where they exist), must be satisfied or waived before the expiration of the offer. Please revise the disclosure in the first and last sentences of this paragraph and in paragraph 9 of the letter of transmittal accordingly.
Response:

Williams has revised the disclosure in the second and last sentences of the last paragraph of this page of the registration statement to confirm its understanding that all conditions of the offer must be satisfied or waived before the expiration of the offer. Williams has also revised the disclosure in the letter of transmittal in accordance with the Staff’s comment.
12.	You state, “All conditions to the Offer will, if the Conversion Consideration is to be paid promptly after the Expiration Date, be either satisfied or waived by Williams prior to the Expiration Date.” As the consideration must be paid promptly after the expiration of the offer, please clarify this disclosure. Also tell us how many days after expiration you intend to pay for or return tendered securities.
     Response:

Williams has revised the disclosure on pages 20 and 32 of the registration statement to delete the phrase “, if the Conversion consideration is to be paid promptly after the Expiration Date.” Furthermore, Williams has revised the disclosure on pages 20 and 28 to make clear that it intends to pay for or return the tendered securities within three business days after the expiration date.

Material United States Federal Income Tax Consequences, page 50
13.	Please eliminate the disclaimers in the first paragraph on page 51.
     Response:

Williams has revised the language in the first paragraph on page 51 in accordance with the Staff’s comment and recommendations thereto.

14.	Revise to explain why counsel is not able to opine on the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Revise page 51 to clarify the “other characterizations [that] are also possible” and their tax consequences.
     Response:
This section of the registration statement has been revised to describe the degree of and reasons for uncertainty in counsel’s opinion on the material federal income tax consequences of the offer. This section of the registration statement has also been revised to clarify and emphasize that the possible outcomes and risks to investors may vary depending on each investor’s particular facts and circumstances. Williams has deleted the language on page 51 of the registration statement regarding “other characterizations [that] are also possible.”
Exhibit 8.1 — Tax Opinion
15.	Please revise the exhibit to confirm that the opinion set forth in the “Material United States Federal Income Tax Consequences” section of the prospectus is the opinion of counsel.
     Response:
The exhibit to the registration statement has been revised to confirm that the opinion set forth in the “Material United States Federal Income Tax Consequences” section of the prospectus is the opinion of counsel.

     Please contact Williams’ Senior Vice President and Chief Financial Officer, Donald R. Chappel at (918) 573-2186 or me at (918) 573-4201 with any further questions or comments.
Sincerely,
/s/ Brian K. Shore
Brian K. Shore
Secretary
The Williams Companies, Inc.

CC	Richard M. Russo, Esq., Gibson, Dunn & Crutcher, LLP
James J. Moloney, Esq., Gibson, Dunn & Crutcher, LLP